Exhibit 99.1

ELONG ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

BEIJING, May 31, 2016 /PRNewswire/ — eLong, Inc. (“eLong” or the “Company”) (NASDAQ: LONG), a leading mobile and online travel service provider in China, today announced the completion of its merger (the “merger”) with China E-dragon Mergersub Limited (“Merger Sub”), a wholly-owned subsidiary of China E-dragon Holdings Limited (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated February 4, 2016 and amended on April 1, 2016 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly-traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, (a) each of the Company’s ordinary shares (including ordinary shares designated as “ordinary shares” and ordinary shares designated as “high-vote ordinary shares”), par value US$0.01 per share (each a “Share”) issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$9.00 in cash per Share without interest, and (b) each of the Company’s American depositary shares (each an “ADS”), each representing two ordinary shares (which are designated as “ordinary shares”), together with the Shares underlying such ADS issued and outstanding immediately prior to the effective time of the merger, has been cancelled in exchange for the right to receive US$18.00 in cash per ADS without interest (less US$0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes, other than (i) Shares (including Shares represented by ADSs) beneficially owned by certain rollover shareholders, (ii) Shares (including Shares represented by ADSs) owned by Parent, the Company, or their respective direct or indirect subsidiaries, (iii) Shares (including Shares represented by ADSs) reserved for the issuance, settlement and allocation upon exercise or vesting of the options and restricted share units of the Company granted under its equity incentive plans (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), and (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law.

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after this announcement, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS that represents Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$18.00 per ADS surrendered in cash without interest (less US$0.05 per ADS cancellation fees) and net of any applicable withholding taxes.

The Company also announced today that it has requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended, and that NASDAQ file with the Securities and Exchange Commission (the “SEC”) a notification on Form 25 to delist the Company’s ADSs and remove the Company's ordinary shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration is expected to become effective within 90 days of the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to file with the SEC, ten days after NASDAQ files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Company’s ordinary shares under the Exchange Act. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Company’s ordinary shares becomes effective.

In connection with the merger, Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) are serving as financial advisors to the special committee of the board of directors of the Company (the “Special Committee”). Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee, Goulston & Storrs PC is serving as U.S. legal advisor to the Company, Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Company and DaHui Lawyers is serving as PRC legal advisor to the Company. Paul Hastings LLP is serving as U.S. legal advisor to Duff & Phelps.

Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as U.S. legal advisor to (i) TCH Sapphire Limited, an affiliate of Tencent Holdings Limited, (ii) C-Travel International Limited, an affiliate of Ctrip.com International, Ltd., (iii) Ocean Imagination L.P., (iv) Luxuriant Holdings Limited, (v) Seagull Limited, (vi) Oasis Limited, an entity controlled by Mr. Hao Jiang, the Chief Executive of the Company, and (vii) Mr. Rong Zhou, the Chief Operating Officer of the Company (collectively, the “Buyer Group”) and Jun He and Walkers are serving as PRC and Cayman Islands legal advisors to the Buyer Group, respectively. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to C-Travel International Limited, and Fenwick & West LLP is serving as U.S. legal advisor to Ocean Imagination L.P.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications, websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

Safe Harbor Statement

Any statements in this announcement about prospective performance and plans for the Company, the expected timing to completion of the proposed merger and the ability to complete the proposed merger, and any other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions, other than historical facts, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements.

In addition, the forward-looking statements included in this announcement represent our views as of the date hereof. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date hereof.

Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570